Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 19
(To Prospectus filed on July 6, 2015, as supplemented
by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, Prospectus Supplement No. 16 dated January 8, 2016, Prospectus Supplement No. 17 dated January 11, 2016, and Prospectus Supplement No. 18 dated March 11, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 19 supplements the information contained in the Prospectus, dated as of July 6, 2015, as amended by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, Prospectus Supplement No. 16 dated January 8, 2016, Prospectus Supplement No. 17 dated January 11, 2016, and Prospectus Supplement No. 18 dated March 11, 2016, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 19 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on March 30, 2016.

You should read this Prospectus Supplement No. 19 in conjunction with the Prospectus. This Prospectus Supplement No. 19 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 19 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 19 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 30, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On March 30, 2016, Enumeral Biomedical Holdings, Inc. issued a press release announcing its financial results for the fourth quarter and fiscal year ended December 31, 2015. The press release is attached to this report as Exhibit 99.1.

Item 8.01 Other Events.

The information contained in Item 2.02 above is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)                  Exhibits

Exhibit No.	Description

99.1	Press Release dated March 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: March 30, 2016	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney Title: Vice President of Finance, Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 30, 2016.

Exhibit 99.1

Enumeral Reports Fourth Quarter and Year-End 2015 Financial Results

CAMBRIDGE, Mass.—March 30, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM) (“Enumeral” or the “Company”), a biotechnology company focused on the discovery and development of novel therapeutics that help the immune system fight cancer and other diseases, today announced its financial results for the three months and full year ended December 31, 2015.

Recent Business Highlights

•	In January 2016, Enumeral entered into a Collaborative Research and Development Agreement with The University of Texas M.D. Anderson Cancer Center. Pursuant to this agreement, Enumeral and M.D. Anderson will collaborate on the discovery and development of novel monoclonal antibodies against immuno-oncology targets, combining Enumeral’s antibody discovery and immune profiling platform with M.D. Anderson’s preclinical and development expertise and infrastructure.
•	Enumeral has continued to advance its R&D pipeline, including the Company’s PD-1 and TIM-3 antibody programs:
o	Enumeral’s two lead anti-PD-1 antibodies, 388D4 and 244C8, displayed significant in vivo tumor growth inhibition activity in a study using a patient-derived tumor (PDX) model on seventy-five humanized mice, which were engineered to allow for in vivo study of human T cell response. These two antibodies inhibit PD-1 activity in different ways, as antibody 388D4 inhibits PD-L1 binding to PD-1, while 244C8 does not inhibit PD-L1 binding.
o	Enumeral reported research results in which the Company’s anti-PD-1 antibody 244C8 elicited cytokine secretion from cell types associated with innate immunity in ex vivo assays using lung biopsy samples from human patients.
o	Enumeral reported that one of its anti-TIM-3 antibody lead candidates significantly restored function to tumor infiltrating lymphocytes (TILs) that were refractory to (not activated by) PD-1 blockade in ex vivo experiments performed with biopsy material from a human non-small cell lung cancer tumor.

Fourth Quarter and Full Year 2015 Financial Results

•	Cash, Cash Equivalents and Marketable Securities: Cash, cash equivalents and marketable securities as of December 31, 2015 were $3.6 million compared to $13.5 million as of December 31, 2014. As of the date of this press release, Enumeral believes that it has sufficient liquidity to fund operations through June 2016. If Enumeral is unable to raise additional capital on acceptable terms and on a timely basis, Enumeral may be required to downsize or wind down its operations through liquidation, bankruptcy, or a sale of its assets. The Company is currently exploring a range of potential transactions, which may include public or private equity offerings, debt financings, collaborations and licensing arrangements, and/or other strategic alternatives, including a merger, sale of assets or other similar transactions.

•	Revenue: Revenue increased by $306,621 to $349,525 for the three months ended December 31, 2015, as compared to $42,904 for the three months ended December 31, 2014. Revenue increased $1.3 million to $1.5 million for year ended December 31, 2015, as compared to $0.2 million for the year ended December 31, 2014. The full year-over-year increase in revenue is attributable to the Company’s collaboration agreement with Merck and its grant from the National Cancer Institute.

•	Research and Development Expenses: Research and development (“R&D”) expenses increased $0.7 million to $1.7 million for the three months ended December 31, 2015, as compared to $1.0 million for the three months ended December 31, 2014. R&D expenses increased by $2.9 million to $6.5 million for the year ended December 31, 2015, as compared to $3.6 million for the year ended December 31, 2014. The full year-over-year increase is primarily due to increased laboratory expenses, as well as increased payroll and personnel expenses, related to the Company’s hiring additional research and development personnel, increased facility expenses in connection with the Company’s office relocation, increased depreciation expense and an increase in stock compensation expense.

•	General and Administrative Expenses: General and administrative (“G&A”) expenses increased by $0.4 million to $1.4 million for the three months ended December 31, 2015, as compared to $1.0 million for the three months ended December 31, 2014. G&A expenses increased by $2.7 million to $5.7 million for the year ended December 31, 2015, as compared to $3.0 million for the year ended December 31, 2014. The full year-over-year increase is primarily due to an increase in payroll and personnel expenses, as the Company hired additional general and administrative personnel, increases in professional services fees, including additional fees related to being a public company, and increased facility expenses in connection with the Company’s office relocation.

•	Other Income (Expense): Other income decreased $1.9 million to $3.1 million for the three months ended December 31, 2015, as compared to income of $5.0 million for the three months ended December 31, 2014. The quarter-over-quarter decrease is primarily due to a decrease in the non-cash income related to the change in the fair value of the warrants issued in connection with the Company’s July 2014 private placement transaction (the “PPO”). Other income increased $15.7 million to $14.0 million for the year ended December 31, 2015, as compared to other expense of ($1.7) million for the year ended December 31, 2014. The full year-over-year increase is primarily due to an increase in non-cash income from the change in the fair value of the warrants issued in connection with the PPO and a decrease in other expense associated with costs incurred as part of the PPO. The Company expects that future changes in the fair value of the warrant liability will be due primarily to fluctuations in the value of the Company’s common stock and potential exercises of outstanding warrants.

•	Net Income (Loss): Net income decreased $2.6 million to $0.4 million for the three months ended December 31, 2015, as compared to net income of $3.0 million for the three months ended December 31, 2014. Net income increased $11.5 million to $3.3 million for the year ended December 31, 2015, as compared to net loss of ($8.2) million for the year ended December 31, 2014.

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody-based immunotherapies to help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, TIGIT, and VISTA. In developing these molecules, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells. This provides key insights for drug candidate selection and target validation. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Enumeral Biomedical Holdings, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31,
	2015	2014
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$3,596,262	$13,470,236
Other current assets	586,491	486,781
Total current assets	4,182,753	13,957,017
Property and equipment, net	1,511,493	1,007,127
Other assets	649,352	570,826
Total assets	$6,343,598	$15,534,970

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$343,736	$614,106
Accrued expenses	714,384	217,141
Derivative liabilities	2,138,091	16,118,802
Other liabilities	371,012	167,324
Total current liabilities	3,567,223	17,117,373
Other long term liabilities	303,318	101,180
Total liabilities	3,870,541	17,218,553
Total stockholders' equity (deficiency)	2,473,057	(1,683,583)
Total liabilities and stockholders’ equity (deficiency)	$6,343,598	$15,534,970

Enumeral Biomedical Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014

Revenue:
Collaboration and license revenues	$205,868	$-	$1,100,000	$115,714
Grant revenue	143,657	42,904	389,385	48,312
Total revenue	349,525	42,904	1,489,385	164,026
Cost of revenue and expenses:
Research and development	1,659,948	1,040,467	6,493,859	3,575,695
General and administrative	1,424,908	1,009,183	5,695,932	3,019,101
Total cost of revenue and expenses	3,084,856	2,049,650	12,189,791	6,594,796
Loss from operations	(2,735,331)	(2,006,746)	(10,700,406)	(6,430,770)
Other income (expense):
Interest income (expense)	(3,279)	26,568	9,699	(242,430)
Other income (expense)	-	3,089	-	(1,690,658)
Change in fair value of derivative liabilities	3,147,555	5,018,076	13,980,711	184,448
Total other income (expense), net	3,144,276	5,047,733	13,990,410	(1,748,640)
Net income (loss) before income taxes	408,945	3,040,987	3,290,004	(8,179,410)
Provision for income taxes	-	-	-	-
Net income (loss)	$408,945	$3,040,987	$3,290,004	$(8,179,410)
Other comprehensive income (loss):
Reclassification for loss included in net income	-	-	19,097	-
Net unrealized holding losses on available-for-sale securities arising during the period	-	(9,777)	(9,320)	(9,777)
Comprehensive income (loss)	$408,945	$3,031,210	$3,299,781	$(8,189,187)

Income (loss) per common share:
Basic	$0.01	$0.06	$0.06	$(0.26)
Diluted	$0.01	$0.06	$0.06	$(0.26)
Weighted-average number of common shares outstanding:
Basic	51,769,528	51,588,617	51,679,230	32,047,194
Diluted	51,986,608	53,159,567	52,365,494	32,047,194

Contact

Enumeral Biomedical Holdings, Inc.
Kevin Sarney, (617) 945-9146
kevin@enumeral.com